Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

May 23, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Joseph Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 5 to Form 8-K
Filed April 29, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

General

1.
SEC Comment:  We note your response to comment four in our letter dated April 15, 2011 including discussion regarding your registered capital, daily limits on liquidated funds, and your approved application for an increase of approximately $2.0 million in registered capital.  We note that your previous daily limit on liquidated funds was $77,000.  We also note that you are due over $17 million from Mr. Wang as of December 31, 2010.  Explain why at least some of the cash from collections made by Mr. Wang was not remitted to the firm.  Additionally, please tell us your new daily limit of liquidated funds under the now approved registered capital limit of $2,295,000.

Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

Company Response:  The Company respectfully informs the Staff that with the increase in registered capital, the Company has no daily limit of liquidated funds on payments made by wire transfer, check or inter-branch or inter-bank transfers and a daily limit on cash withdrawals of up to $7,300. As stated in our response to prior comment 6, a process for establishing a repayment schedule is in place but is complicated as it requires legal and tax advice for the Company and especially, Mr. Wang. Mr. Wang has agreed that the 2% bonus payments he is to receive on gross sales from XYT will be applied to the repayment schedule.  These payments are required to be made within 15 days of each Form 10-Q or Form 10-K that the Company files.  The first payment will be made within 15 days of the fiscal June 30, 2011 quarter Form 10-Q being filed.

Further, while Mr. Wang did not formally make any remittances in the period ended December 31, 2010, by foregoing his 2% bonus payment, that forgone payment helped bolster the Company's balance sheet and thus indirectly, Mr. Wang assisted the Company, somewhat to his personal financial detriment. Please note that if the Company and Mr. Wang had come to an understanding on a repayment schedule in the period ended December 31, 2010, that forgone payment would have been applied towards the repayment schedule.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

2.
SEC Comment:  We note your response to our comment 10 regarding the classification of the Due from Related Party from our letter dated April 15, 2011.  We continue to disagree that the Authorization Agreement or the company’s intent is sufficient support for classifying the related party receivable as a current asset.  The cash collected by Mr. Wang is under his ownership and control, and Mr. Wang’s relationship over the company allows him to determine the timing and amount of repayment, if any.  Accordingly, in this situation, the receivable must be treated as a deduction from stockholders’ equity since the cash is, in substance, a net distribution to Mr. Wang.  Please restate all relevant balance sheets to report the Due from Related Party balance as a deduction from stockholders’ equity.

Company Response:  The Company respectfully informs that Staff that it is in the process of responding to this comment based on telephone discussions with the Staff on May 20, 2011 and will provide its response as expeditiously as possible.

Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

Exhibit 99.2(a)
First China Pharmaceutical Group, Inc.
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31, 2010 and December 31, 2009

3.
SEC Comment:  We note your response to prior comment 11 from our comment letter dated April 15, 2011.  Describe in detail the process by which the company nominates individuals for the board of directors to be voted upon by the company’s shareholders.  The response should clearly state the person or persons responsible for making the nominations.

Company Response:  All current directors were appointed as such based on decisions by the Board of Directors to increase the size of the Board, in accordance with the Company’s bylaws, and not based on nomination by or a vote of the Company’s shareholders.  As stated on page 67 of Amendment No. 5 to Form 8-K/A:

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business.  Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s Bylaws.  Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o First China Pharmaceutical Group, Inc., 800 Bellevue Way, Suite 400, Bellevue, Washington 98004.

4.	SEC Comment: You have indicated that board members have one-year terms. State the date when the current term ends for each member.

Company Response:  As a condition to the closing of the Exchange Transaction, Mr. Zhen Jiang Wang was appointed to the Company’s Board of Directors on September 15, 2010 and will serve until the next annual meeting of stockholders, the date of which has not yet been determined.  Mr. Gregory D. Tse was appointed to the Board of Directors on August 31, 2010 and will serve until the next annual meeting of stockholders.  Mr. Aidan Hwuang was appointed to the Board of Directors on June 7, 2010 and resigned on February 11, 2011.  Mr. Jack Zwick was appointed to the Board of Directors on May 6, 2011 and will serve until the next annual meeting of stockholders.

Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

In accordance with the Company’s bylaws, directors shall be elected at the annual meeting of the stockholders, and each director elected shall hold office until such director’s successor is elected and qualified.  Vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum.

5.
SEC Comment:  We understand that Greg Tse is a member of the board of directors.  Tell us (a) his business or personal relationship to Mr. Wang, and (b) the individual(s) who made the decision to place him on the board of directors.

Company Response:  The Company respectfully informs the Staff that Mr. Tse first met Mr. Wang in August 2010 as a potential Board candidate. Mr. Tse was introduced to Mr. Wang by Aidan Hwuang, who was an independent director of the Company at the time.  The relationship between Mr. Tse and Mr. Wang is a business relationship and the decision to appoint him to the Board of Directors was a unanimous Board decision by the then current directors, Mr. Hwuang and Mr. Roderick Macutay.

6.
SEC Comment:  We understand that Aidan Hwuang was a member of the board of directors.  Tell us (a) his business or personal relationship to Mr. Wang, and (b) the individual(s) who made the decision to place him on the board of directors.

Company Response:  The Company respectfully informs the Staff that Mr. Hwuang first met Mr. Wang towards the end of 2009.  Mr. Hwuang is a lawyer and his firm, V&T Guang He Law Firm, became a legal advisor to XYT in 2009. Mr. Hwuang met Mr. Wang through his business contacts. The relationship between Mr. Hwuang and Mr. Wang is a business relationship.  Because Mr. Wang considered Mr. Hwuang to be a confidant, Mr. Wang asked the Company to consider appointing Mr. Hwuang to the Board of Directors, but ultimately, the decision to appoint Mr Hwuang to the Board was made by the then current directors, Mr. Macutay and Ms. Tina Suava.

Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

7.	SEC Comment: Lastly, describe the company’s policies regarding shareholder access to the proxy process.

Company Response:  As stated in response to the Staff’s comment 3 above and on page 67 of Amendment No. 5 to Form 8-K/A:

In carrying out its responsibilities, the Board will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s Bylaws.  Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o First China Pharmaceutical Group, Inc., 800 Bellevue Way, Suite 400, Bellevue, Washington 98004.

Form 10-Q
For the quarterly period ended December 31, 2010

8.
SEC Comment:  We note your response to prior comment 12 from our comment letter dated April 15, 2011.  SEC regulations require that the financial information of the company’s predecessor (FCPG HK and its wholly owned subsidiary XYT) have no lapse in audited periods or omission of other information required about the company.  In light of the fact the company’s predecessor has a fiscal year end of December 31st while the registrant has one of March 31st, please explain when the company will provide a transition report as required by Regulation 13a-10(f) of the Exchange Act Rules.

Company Response:  The Company has discussed this comment with the Staff, and at the Staff’s direction, the Company will be in position to respond to this comment upon the Staff’s review of the Company’s responses to comments 1 - 7 above.

Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

***

The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,
First China Pharmaceutical Group, Inc.
/s/ Zhen Jiang Wang

By: Zhen Jiang Wang
Title: Chief Executive Officer